QUALCOMM Incorporated
5775 Morehouse Drive
San Diego, CA 92121-1714
[O] 858-587-1121
[F] 858-658-2500

October 5, 2016

Carlos Pacho, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:    QUALCOMM Incorporated
Form 8-K Dated July 20, 2016
Filed July 20, 2016
File No. 0-19528

Dear Mr. Pacho:
Qualcomm Incorporated (“Qualcomm” or the “Company”) hereby responds to the comment letter dated September 23, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filing. To assist your review, we have set forth below the Staff’s comments (in bold), followed by Qualcomm’s response.
Exhibit 99.1
Reconciliation of Non-GAAP Results to GAAP Results

1.
Please revise your next earnings release to begin your reconciliation with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: The Company will revise its non-GAAP reconciliations in future earnings releases, starting with the upcoming earnings release for the fourth quarter and year ended September 25, 2016, to begin the reconciliations with GAAP results.

Mr. Pacho
RE: Qualcomm Incorporated
October 5, 2016

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ George S. Davis
George S. Davis
Executive Vice President and Chief Financial Officer
Qualcomm Incorporated